SCHEDULE 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant to Rule 13d-1(b), (c) and (d) and Amendments Thereto Filed Pursuant to Rule 13d-2(b)

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

Under the Securities Exchange Act of 1934

AU Optronics Corp.

(Name of Issuer)

Common Shares, par value NT$10 per share

(Title of Class of Securities)

0000022551

(CUSIP Number)

December 31, 2003

(Date of Event Which Requires Filing of This Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

Rule 13d – 1(b)

Rule 13d – 1(c)

Rule 13d – 1(d)

CUSIP No. 0000022551	13G	Page 2 of 8 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON BENQ Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 626,899,502
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 626,899,502
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 626,899,502
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 14.4%
12	TYPE OF REPORTING PERSON CO

Page 2 of 8 Pages

CUSIP No. 0000022551	13G	Page 3 of 8 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Darly 2 Venture, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 832,416
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 832,416
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 832,416
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.02%
12	TYPE OF REPORTING PERSON CO

Item 1(a). Name of Issuer.

AU Optronics Corp.

Item 1(b). Address of Issuer’s Principal Executive Offices.

No.1, Li-Hsin Road 2, Science-Based Industrial Park, Hsin-Chu, Taiwan, the Republic of China

Item 2(a). Name of Person Filing.

BENQ Corporation

Darly 2 Venture, Ltd.

Item 2(b). Address of Principal Business Office or, if None, Residence.

The address of the principal business office of BENQ Corporation is 157 Shan-Ying Road, Gueishan, Taoyuan 333, Taiwan, the Republic of China.

The address of the principal business office of Darly 2 Venture, Ltd. is 3F-1, No. 1, Lane 69, Boai Rd., Taoyuan City, Taoyuan Hsien, Taiwan, the Republic of China.

Item 2(c). Citizenship.

BENQ is incorporated under the laws of the Republic of China.

Darly 2 Venture, Ltd. is incorporated under the laws of the Republic of China.

Item 2(d). Title of Class of Securities.

Common Shares, par value NT$10 per Share.

Item 2(e). CUSIP Number.

0000022551

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

(a)	Broker or dealer registered under Section 15 of the Act,

(b)	Bank as defined in Section 3(a)(6) of the Act,

(c)	Insurance Company as defined in Section 3(a)(19) of the Act,

(d)	Investment Company registered under Section 8 of the Investment Company Act,

(e)	Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940,

(f)	Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see 13d-1(b)(1)(ii)(F),

(g)	Parent Holding Company, in accordance with Rule 13d-1(b)(ii)(G); see Item 7,

(h)	Group, in accordance with Rule 13d-1(b)(1)(ii)(H).

Item 4.      Ownership.

(a), (b) and (c)

BENQ Corporation directly owns 626,067,086 Shares, representing approximately 14.4% of the outstanding Shares. BENQ Corporation beneficially owns 832,416 Shares through Darly 2 Venture, Ltd., a wholly-owned subsidiary of BENQ Corporation. In effect, BENQ beneficially owns 626,899,502 Shares, representing approximately 14.4% of the outstanding Shares. BENQ Corporation has sole power to vote and dispose of 626,899,502 Shares.

BENQ Corporation holds 100% of Darly 2 Venture, Ltd. Darly 2 Venture, Ltd. beneficially owns 832,416 Shares, representing approximately 0.02% of the outstanding Shares. Darly 2 Venture, Ltd. has sole power to vote and dispose of 832,416 Shares.

Item 5.    Ownership of Five Percent or Less of the Class.

Not applicable.

Item 6.    Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.   Identification and Classification of the Subsidiary Which Acquired
               the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.   Identification and Classification of Members of the Group.

Not applicable.

Item 9.   Notice of Dissolution of Group.

Not applicable.

Item 10. Certification.

Not applicable.

SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BENQ CORPORATION By: /s/ Eric Ky Yu Name: Eric Ky Yu Title: CFO Darly 2 Venture, Ltd. By: /s/ Eric Ky Yu Name: Eric Ky Yu Title: Director

Exhibit A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendment thereto) with respect to the Shares of AU Optronics Corp. and further agree that this agreement be included as an exhibit to such filing. In evidence there of, each of the undersigned hereby executed this Agreement on February 12, 2004.

BENQ CORPORATION By: /s/ Eric Ky Yu Name: Eric Ky Yu Title: CFO Darly 2 Venture, Ltd. By: /s/ Eric Ky Yu Name: Eric Ky Yu Title: Director